Exhibit 99.1

HUYA Inc. Reports First Quarter 2019 Unaudited Financial Results

GUANGZHOU, China, May 16, 2019 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Total net revenues for the first quarter of 2019 increased by 93.4% to RMB1,631.5 million (US$243.1 million), from RMB843.6 million in the same period of 2018.

•	Net income attributable to Huya was RMB63.5 million (US$9.5 million) for the first quarter of 2019, representing an increase of 102.1% from RMB31.4 million in the same period of 2018.

•	Non-GAAP net income attributable to Huya[1] was RMB131.3 million (US$19.6 million) for the first quarter of 2019, representing an increase of 94.1% from RMB67.6 million in the same period of 2018.

•	Average mobile MAUs[2] in the first quarter of 2019 reached 53.9 million, representing an increase of 29.8% from 41.5 million in the first quarter of 2018.

•	Average MAUs[3] in the first quarter of 2019 reached 123.8 million, representing an increase of 33.3% from 92.9 million in the first quarter of 2018.

•	Total number of paying users[4] in the first quarter of 2019 reached 5.4 million, representing an increase of 57.4% from 3.4 million in the first quarter of 2018.

Mr. Rongjie Dong, Chief Executive Officer of Huya, commented, “We are pleased to deliver another record-setting quarter as our business continued the strong momentum from last year. Our overall traffic increased to record high levels. Notably, we are benefitting from our mobile strategy with promising results as Huya mobile MAUs in the first quarter of 2019 maintained a fast-growing pace, up 29.8% year-over-year and 6.3% quarter-over-quarter. We achieved year-over-year revenue growth of 93.4% to over RMB1.63 billion in this quarter, further demonstrating our strong growth trajectory. With a sustainable business roadmap in-hand, we will execute aggressively on our monetization capabilities across multiple fronts to fortify our leadership in China’s game live streaming industry. By deploying new technologies and entering into new overseas markets, we believe we are well positioned to extend our business territories and achieve sustainable growth in the long term.”

Mr. Henry Sha, Chief Financial Officer of Huya, commented, “The solid execution of our strategies is evidenced by our financial and operational performance this quarter. In particular, the year-over-year revenue growth exceeded the high end of our guidance range for the fourth consecutive quarter since our IPO. Benefiting from optimized efficiency in bandwidth utilization and operations, non-GAAP gross margin further improved to 17.0% in the first quarter of 2019 from 15.6% in the first quarter of 2018, and from 16.1% in the fourth quarter of 2018. While maintaining investment to expand our competitive advantages, we are promoting our monetization strength to enhance profitability, achieving a 94.1% year-over-year increase in our non-GAAP net income to RMB131.3 million for this quarter. Our commercialization capability and strong cash position set a solid financial foundation, which we believe will support a larger Huya platform to expand our market share and accomplish our long-term goals together with our content ecosystem partners.”

[1]

“Non-GAAP net income attributable to Huya” is defined as net income attributable to Huya before share-based compensation expenses, fair value loss on derivative liabilities, and loss on fair value change of investments and equity investee’s investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on the Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of our active users on our Huya Live mobile app for each month of such period, by (ii) the number of months in such period.

[3]

Refers to average monthly active users on Huya’s platform. Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period.

[4]	Refers to a registered user that has purchased virtual items on Huya’s platform at least once during the period presented.

First Quarter 2019 Financial Results

Total net revenues for the first quarter of 2019 increased by 93.4% to RMB1,631.5 million (US$243.1 million), from RMB843.6 million in the same period of 2018.

Live streaming revenues increased by 95.8% to RMB1,552.5 million (US$231.3 million) in the first quarter of 2019, from RMB792.8 million in the same period of 2018, primarily due to the increases in both the number of paying users on Huya’s platform and average spending per paying user. The increase in the number of paying users was primarily driven by the Company’s mobile strategy, diversification of content offerings and continued efforts in converting active users into paying users.

Advertising and other revenues increased by 55.5% to RMB79.0 million (US$11.8 million) in the first quarter of 2019, from RMB50.8 million in the same period of 2018. This increase was primarily driven by increased demand from gaming advertisers and further recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 90.6% to RMB1,358.1 million (US$202.4 million) in the first quarter of 2019 from RMB712.5 million in the same period of 2018, primarily attributable to the increase in revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs increased by 116.7% to RMB1,113.1 million (US$165.9 million) in the first quarter of 2019 from RMB513.6 million in the same period of 2018, primarily due to the increase in virtual item revenue sharing, which was in line with the Company’s live streaming revenue growth, and continued spending in e-sports content and content creators in both domestic and overseas markets.

Bandwidth costs increased by 8.3% to RMB169.0 million (US$25.2 million) in the first quarter of 2019 from RMB156.1 million in same period of 2018, primarily due to an increase in bandwidth usage as a result of increased user base on Huya’s platform and enhanced live streaming video quality improvement, partially offset by improved efficiency in bandwidth utilization through continued deployment of new technologies in content distribution.

Gross profit increased by 108.6% to RMB273.4 million (US$40.7 million) in the first quarter of 2019 from RMB131.0 million in the same period of 2018. Gross margin increased to 16.8% in the first quarter of 2019 from 15.5% in the same period of 2018, primarily due to Huya’s enhanced monetization efforts, technology innovation on bandwidth utilization and continued leverage on economies of scale.

Research and development expenses increased by 75.0% to RMB90.0 million (US$13.4 million) for the first quarter of 2019 from RMB51.5 million for the first quarter of 2018, mainly attributable to the increase in headcount of research and development personnel and share-based compensation expenses related to the share awards granted in 2018.

Sales and marketing expenses increased by 201.3% to RMB78.2 million (US$11.6 million) for the first quarter of 2019 from RMB25.9 million for the first quarter of 2018, mainly attributable to the increase of marketing and promotion expenses due to cooperation with various marketing channels in both domestic and overseas markets, as well as enhanced efforts in promoting Huya’s brand awareness and e-sports content, and the increase in headcount of sales and marketing personnel.

General and administrative expenses increased by 139.8% to RMB85.8 million (US$12.8 million) for the first quarter of 2019 from RMB35.8 million for the first quarter of 2018, mainly due to the increase in share-based compensation expenses related to the share awards granted in 2018, as well as the increase in headcount of management personnel.

Operating income was RMB28.2 million (US$4.2 million) for the first quarter of 2019, increasing by 0.2% from RMB28.2 million in the same period of 2018.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 82.9% to RMB96.0 million (US$14.3 million) for the first quarter of 2019 from RMB52.5 million in the same period of 2018.

Income tax expenses were RMB19.0 million (US$2.8 million) for the first quarter of 2019, compared with income tax benefits of RMB4.5 million in the same period of 2018.

Net income attributable to HUYA Inc. increased by 102.1% to RMB63.5 million (US$9.5 million) for the first quarter of 2019 from RMB31.4 million in the same period of 2018.

Non-GAAP net income attributable to HUYA Inc. in the first quarter of 2019, which excludes share-based compensation expenses, increased by 94.1% to RMB131.3 million (US$19.6 million), from RMB67.6 million in the same period of 2018.

Diluted net income per American Depositary Share (“ADS”) was RMB0.29 (US$0.04) for the first quarter of 2019, compared with diluted net loss per ADS of RMB4.96 for the same period of 2018.

Non-GAAP diluted net income per ADS was RMB0.59 (US$0.09) for the first quarter of 2019, compared with RMB0.35 for the same period of 2018.

Balance Sheets and Cash Flows

As of March 31, 2019, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB6,329.1 million (US$943.1 million). Net cash provided by operating activities was RMB501.7 million (US$74.7 million) for the first quarter of 2019, compared with net cash provided by operating activities of RMB182.4 million in the same period of 2018.

Recent Development

In April 2019, the Company successfully completed a registered follow-on public offering of 13,600,000 ADSs by the Company and of 4,800,000 ADSs by a selling shareholder. The Company raised approximately US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable.

Immediately after the completion of this follow-on public offering, the Company had a total of 218,031,058 ordinary shares (including 63,673,737 Class A ordinary shares and 154,357,321 Class B ordinary shares) issued and outstanding. Each ADS represents one Class A ordinary share.

Business Outlook

For the second quarter of 2019, Huya currently expects total net revenues to be in the range of RMB1,730 million to RMB1,790 million, representing a year-over-year growth of between 66.6% and 72.4%. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on May 16, 2019 (9:00 a.m. Beijing/Hong Kong time on May 17, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7536389

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “HUYA Inc” with the Conference ID as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until May 23, 2019, by dialing the following telephone numbers:

United States:	+1 646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	7536389

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, fair value loss on derivative liabilities and loss on fair value change of investments and equity investee’s investments. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, fair value loss on derivative liabilities, loss on fair value change of investments and equity investee’s investments and deemed dividend to Series A redeemable convertible preferred shareholders. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) fair value loss on derivative liabilities, (iii) loss on fair value change of investments and equity investee’s investments and (iv) deemed dividend to Series A redeemable convertible preferred shareholders adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) fair value loss on derivative liabilities and deemed dividend to Series A redeemable convertible preferred shareholders, which may not recur in the future, and (iii) loss on fair value change of investments and equity investee’s investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7112 to US$1.00, the rate in effect as of March 29, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-8212-0509

E-mail: ir@huya.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	709,019	1,983,258	295,515
Short-term deposits	4,983,825	3,707,121	552,378
Short-term investments	300,162	638,691	95,168
Accounts receivable, net	43,849	70,446	10,497
Amounts due from related parties	238,839	148,894	22,186
Prepayments and other current assets	319,493	232,155	34,592

Total current assets	6,595,187	6,780,565	1,010,336

Non-current assets
Deferred tax assets	30,945	34,710	5,172
Investments	219,827	328,570	48,958
Property and equipment, net	87,419	101,528	15,128
Intangible assets, net	51,979	48,433	7,217
Right-of-use assets, net[1]	—	87,510	13,039
Prepayments and other non-current assets	120,830	100,444	14,967

Total non-current assets	511,000	701,195	104,481

Total assets	7,106,187	7,481,760	1,114,817

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	9,221	19,619	2,923
Deferred revenue	469,378	599,672	89,354
Advances from customers	14,403	8,735	1,302
Income taxes payable	—	22,733	3,387
Accrued liabilities and other current liabilities	852,771	862,404	128,504
Amounts due to related parties	34,673	73,179	10,904
Lease liabilities due within one year[1]	—	20,947	3,121

Total current liabilities	1,380,446	1,607,289	239,495

Non-current liabilities
Lease liabilities[1]	—	66,856	9,962
Deferred revenue	80,734	115,013	17,137

Total non-current liabilities	80,734	181,869	27,099

Total liabilities	1,461,180	1,789,158	266,594

[1]

The Company has adopted ASU No. 2016-02 “Leases” beginning January 1, 2019 using the optional transition method. The only major impact of the standard is that assets and liabilities amounting to RMB92.1 million and RMB91.7 million, respectively, are recognized beginning January 1, 2019 for leased office space with terms of more than 12 months.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2018	2019	2019
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2018 and March 31, 2019, respectively; 44,639,737 and 45,273,737 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	29	30	4
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2018 and March 31, 2019, respectively; 159,157,321 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	104	104	15
Additional paid-in capital	7,667,855	7,746,363	1,154,244
Statutory reserves	34,634	34,634	5,161
Accumulated deficit	(2,424,182)	(2,360,722)	(351,759)
Accumulated other comprehensive income	366,567	272,193	40,558

Total shareholders’ equity	5,645,007	5,692,602	848,223

Total liabilities and shareholders’ equity	7,106,187	7,481,760	1,114,817

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$
Net revenues
Live streaming	792,784	1,441,782	1,552,482	231,327
Advertising and others	50,798	63,147	78,996	11,771

Total net revenues	843,582	1,504,929	1,631,478	243,098

Cost of revenues(1)	(712,533)	(1,266,292)	(1,358,105)	(202,364)

Gross profit	131,049	238,637	273,373	40,734

Operating expenses(1)
Research and development expenses	(51,458)	(79,105)	(90,044)	(13,417)
Sales and marketing expenses	(25,940)	(59,883)	(78,164)	(11,647)
General and administrative expenses	(35,783)	(92,253)	(85,811)	(12,786)
Total operating expenses	(113,181)	(231,241)	(254,019)	(37,850)

Other income	10,283	11,124	8,864	1,321

Operating income	28,151	18,520	28,218	4,205

Interest and short-term investments income	10,584	52,703	54,585	8,133
Fair value loss on derivative liabilities	(11,868)	—	—	—
Foreign currency exchange losses, net	—	(47)	(374)	(56)

Income before income tax benefits (expenses)	26,867	71,176	82,429	12,282

Income tax benefits (expenses)	4,464	31,847	(18,968)	(2,826)

Income before share of income (loss) in equity method investments, net of income taxes	31,331	103,023	63,461	9,456

Share of income (loss) in equity method investments, net of income taxes	76	(3,444)	(1)	—

Net income attributable to HUYA Inc.	31,407	99,579	63,460	9,456

Accretion to Preferred Shares redemption value	(30,581)	—	—	—
Deemed dividend to Series A Preferred Shareholders	(496,995)	—	—	—

Net (loss) income attributable to ordinary shareholders	(496,169)	99,579	63,460	9,456

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$
Net (loss) income per ADS*
Basic	(4.96)	0.49	0.31	0.05
Diluted	(4.96)	0.45	0.29	0.04
Net (loss) income per ordinary share
Basic	(4.96)	0.49	0.31	0.05
Diluted	(4.96)	0.45	0.29	0.04
Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	100,000,000	203,797,819	203,923,069	203,923,069
—Diluted	100,000,000	220,209,738	221,440,050	221,440,050

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$
Cost of revenues	255	3,662	4,020	599
Research and development expenses	1,790	11,399	11,824	1,762
Sales and marketing expenses	418	607	904	135
General and administrative expenses	21,904	48,327	51,078	7,611

HUYA INC.

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$
Gross profit	131,049	238,637	273,373	40,734
Share-based compensation expenses allocated in cost of revenues	255	3,662	4,020	599

Non-GAAP gross profit	131,304	242,299	277,393	41,333

Operating income	28,151	18,520	28,218	4,205
Share-based compensation expenses	24,367	63,995	67,826	10,107

Non-GAAP operating income	52,518	82,515	96,044	14,312

Net income attributable to HUYA Inc.	31,407	99,579	63,460	9,456
Loss on fair value change of investments and equity investee’s investments	—	3,333	—	—
Fair value loss on derivative liabilities	11,868	—	—	—
Share-based compensation expenses	24,367	63,995	67,826	10,107

Non-GAAP net income attributable to HUYA Inc.	67,642	166,907	131,286	19,563

Net (loss) income attributable to ordinary shareholders	(496,169)	99,579	63,460	9,456
Loss on fair value change of investments and equity investee’s investments	—	3,333	—	—
Fair value loss on derivative liabilities	11,868	—	—	—
Share-based compensation expenses	24,367	63,995	67,826	10,107
Deemed dividend to Series A Preferred Shareholders	496,995	—	—	—

Non-GAAP net income attributable to ordinary shareholders	37,061	166,907	131,286	19,563

Non-GAAP net income per ordinary share
Basic	0.37	0.82	0.64	0.10
Diluted	0.35	0.76	0.59	0.09

Non-GAAP net income per ADS
Basic	0.37	0.82	0.64	0.10
Diluted	0.35	0.76	0.59	0.09
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	100,000,000	203,797,819	203,923,069	203,923,069
—Diluted	105,381,605	220,209,738	221,440,050	221,440,050